Exhibit - 11

DIODES INCORPORATED AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended
	March 31,
	2005	2006

BASIC
Weighted average number of common shares outstanding used in computing basic earnings per share	21,326,865	25,348,986

Net Income	$7,240,000	$9,312,000

Basic earnings per share	$0.34	$0.37

DILUTED
Weighted average number of common shares outstanding used in computing basic earnings per share	21,326,865	25,348,986
Diluted effect of stock options	2,198,157	2,330,084
	23,525,022	27,679,070

Net Income	$7,240,000	$9,312,000

Diluted earnings per share	$0.31	$0.34